FREDERICK COUNTY

BANCORP, INC.

September 24, 2010

VIA EDGAR

Kevin W. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Frederick County Bancorp, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed February 24, 2010
File No. 000-50407

Dear Mr. Vaughn:

On behalf of Frederick County Bancorp, Inc. (the “Company”), I am responding to your letter dated August 25, 2010. For convenience I have preceded each of the Company’s responses with the Commission staff’s comment. Where the comment requires that the disclosure be modified or included in future filings, the Company will comply with the comment in future filings.

Form 10-Q for the period ended June 30, 2010

Item 2. Management’s Discussion and Analysis

Allowance for Loan Losses, page 25

1.               In future filings, please revise your Allowance Allocation table at the bottom of page 27 to identify the loan categories by the same titles you use in Note 5 on page 11. In particular, separately quantify the respective amount of allowance allocated to residential and mortgage loans versus your commercial mortgage loans. In addition, please tell us the revised breakdown of your allowance as of the last six quarter ends.

Response:

Please see the attached Exhibit 1 for disclosure of the allocation of the allowance for loan losses for the last six quarters.

2.               We note that your impaired loans with no related allowance have significantly increased from $8.0 million at December 31, 2009 to $11.8 million at June 30, 2010. Please tell us and revise future filings to thoroughly address the fluctuation(s) in your impaired loans balances at each period end, including impaired loans with a related allowance and impaired loans without a related allowance. In your disclosure, please address the number of borrowers and the loan category(s) that relate to your impaired loans balances for those with and without an allowance.

Response:

At December 31, 2009, there were $7.97 million of impaired loans which required no specific reserves that consisted of six (6) commercial real estate loans in the amount of $2.56 million, five (5) commercial and industrial loans totaling $3.28 million and three (3) construction loans for $2.13 million compared to $11.79 million of impaired loans with no specific reserves that consisted of eleven (11) commercial real estate loans in the amount of $6.32 million, five (5) commercial and industrial loans totaling $3.34 million and three (3) construction loans for $2.13 million at June 30, 2010. In addition at December 31, 2009, there were $4.98

P.O. Box 1100 • Frederick, MD 21702-0100 • Phone 301 620-1400 • Fax 301 620-8507 • www.frederickcountybank.com million of impaired loans, which required specific reserves totaling $600,000, that consisted of seven (7) commercial real estate loans in the amount of $3.85 million, two (2) commercial and industrial loans totaling $239,000, one (1) construction loan for $365,000 and one (1) residential mortgage loan for $525,000 compared to $4.64 million of impaired loans, which required specific reserves totaling $703,000, that consisted of eight (8) commercial real estate loans in the amount of $3.51 million, two (2) commercial and industrial loans totaling $247,000, one (1) construction loan for $365,000 and one (1) residential mortgage loan for $525,000 at June 30, 2010.

The increase in impaired loans is primarily related to one commercial real estate loan relationship in the amount of $2.97 million, which did not require a specific reserve at June 30, 2010, where the customer has not missed any payments as of June 30, 2010, but has been experiencing some cash flow problems, which causes the Company to have concerns about the ability of the borrower to continue to perform in accordance with the current terms of the loan.

3.               Please revise future filings to quantify the amount, type, and number of impaired loans that needed an allowance as of December 31, 2009 that were still present in your portfolio at June 30, 2010 but no longer needed an allowance as of June 30, 2010. Discuss the reasons that an allowance was no longer needed on these loans as of June 30, 2010.

Response:

There were no loans that had a specific allowance as of December 31, 2009 that are still in the Company’s loan portfolio as of June 30, 2010 where the specific allowance has been reduced or eliminated.

4.               We note that there is a significant difference between your nonperforming loans balance and impaired loans balance at each period ended December 31, 2009, March 31, 2010 and June 30, 2010. In fact, even as your impaired loans have increased significantly from December 31, 2009 to June 30, 2010, your nonperforming loans have decreased. Please tell us and revise future filings to address the following:

a.               Disclose your specific accounting policies for each loan type (i.e. nonperforming loans and impaired loans):

Response:

Loans are placed into a nonaccruing status and classified as nonperforming when the principal or interest has been in default for a period of 90 days or more unless the obligation is well secured and in the process of collection. A debt is “well secured” if it is secured by (i) pledges of real or personal property, including securities, that have a realizable value sufficient to discharge the debt, (including accrued interest), in full, or (ii) the guarantee of a financially responsible party. A debt is “in the process of collection” if collection on the debt is proceeding in due course either through legal action, including judgment enforcement procedure, or, in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status.

Loans classified as substandard or worse are considered for impairment testing. A substandard loan shows signs of continuing negative financial trends and unprofitability and therefore, is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. The financial ratios and profitability margins are well below industry averages, a negative cash flow position exists and debt service capacity is insufficient to the service debt and an improvement in the cash flow position is unlikely within the next twelve months. The secondary and tertiary means of debt repayment are weak. Loans classified as substandard are characterized by the probability that the Bank will not collect amounts due according to the contractual terms or sustain some loss if the deficiencies are not corrected.

Loss potential, while existing with respect to the aggregate amount of substandard loans, does not have to exist in any individual assets classified as substandard. Such credits are also evaluated for nonaccrual status.

b.              Revise to provide a reconciliation between the two amounts for each period presented:

Response:

Please see the attached Exhibit 2 for disclosure of the reconciliation of impaired loans by performing and nonperforming (nonaccrual) loans for each period.

c.               Identify the reasons your impaired loans are so much greater than your nonperforming loans, providing examples of what generally leads to a loans classification as impaired but exclusion from your nonperforming classification; and

Response:

Impaired loans, as noted in item 4.a. above, include loans that have been classified as substandard or worse. However, certain of such loans have been paying as agreed and have remained current, with some financial issues related to cash flow that has caused some concern as to the ability of the borrower to perform in accordance with the current loan terms, but it has not been extreme enough to require the loan be put into a nonaccruing status.

d.              Revise to provide a tabular breakdown of your impaired loans by loan category.

Response:

Please see the attached Exhibit 3 for disclosure showing the tabular breakdown of the impaired loans by category for each period.

5.               In future filings, please revise this section to clearly discuss your loan modification programs by addressing the following:

a.               Describe the key features of your modification programs, including a description of the significant terms modified and the typical length of each of the modified term;

Response:

The Company does not have a formal modification program such as the Making Home Affordable Program, but instead uses a system whereby loans are modified on a case-by-case basis, based upon an analysis of the individual borrower’s situation and the causes of the weakness in the individual loan. To date, loan modifications have primarily involved commercial real estate mortgages and commercial and industrial loans. Most of the modifications have been to reduce the interest rate on the loan to a level that is in line with current market rates for similar type loans, convert to an interest only period, usually six to twelve months, or to re-amortize the loan.

b.              Identify the type of loans involved in your modification programs;

Response:

As noted in item 5.a. above the Company does not have a formal modification program. However, the primary classes of the loans that have been modified over the past year include commercial real estate mortgages and commercial and industrial loans, since the amount of residential mortgages that that have been modified is considered to be immaterial at less than 1.0% of outstanding loans.

c.               Tell us and disclose how you determined which of these modifications should be classified as troubled debt restructurings (TDRs) under ASC 310-10, and provide additional analysis supporting your conclusion where you determined that certain modifications should not be classified as troubled debt restructurings:

Response:

It has been determined that the Company has the following troubled debt restructurings that amount to $9.68 million as of June 30, 2010: loans converted to interest only periods for six to twelve months in the amount of $5.68 million, reduced interest rates on loans in the amount of $1.20 million, and loans that have been re-amortized in the amount of $2.80 million. These loans have specific reserves of $600,000 based on the collateral value.

d.              Describe the scenarios where you would use short-term loan modifications as opposed to the longer-term modifications made under the Making Home Affordable Programs, or other company-created programs:

Response:

The Company does not have a formal modification program such as the Making Home Affordable Program, but instead uses a system whereby loans are modified on a case-by-case basis, based upon an analysis of the individual borrower’s situation and the causes of the weakness in the individual loan. To date, loan modifications have primarily involved commercial real estate mortgages and commercial and industrial loans. Most of the modifications have been to reduce the interest rate on the loan to a level that is in line with current market rates for similar type loans, convert to an interest only period, usually six to twelve months, or to re-amortize the loan.

For the first six months of 2010, the Company has made concessions on only a few residential mortgage loans which included reducing the interest rate on two (2) residential mortgage loans in the amount $830,000 and an interest only period of six to twelve months for a $473,000 residential loan.

e.               Quantify the success and re-default rates of your modification programs;

Response:

As noted in item 5.d. above the Company does not have a formal modification program; however, it had two (2) loan relationships as of June 30, 2010 that had been modified and then subsequently re-defaulted. One (1) of the loan relationships involves a $760,000 commercial real estate loan along with a $289,000 commercial and industrial loan and the other loan relationship is a $70,000 commercial real estate loan.

f.                 Quantify the amounts of loans that have been modified using each type of workout strategy in each period presented:

Response:

This is included in the response to Question 5.c. above.

g.              Tell us and disclose how the loans are classified (performing vs. non-performing) and whether they continue to accrue interest;

Response:

Loans classified as non-performing are nonaccrual loans and loans 90 days or more past due. The Company does not have any loans 90 days or more past due that are still in an accruing status.

h.              Clearly disclose and tell us how the modifications affect a loans past due status and its classification as non-performing; and

Response:

If a loan has been modified and it is current as to principal and interest for a period of at least six months then it is classified as a performing loan, otherwise it is considered to be a non-performing loan.

i.                  Describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis.

Response:

All of the Company’s loans that have been classified as substandard or worse have been tested for ASC 310-10 (SFAS 114) impairment testing to determine if a specific reserve is required.

6.               Please revise this section in future filings, as well as your footnote disclosure in future filings, to clearly identify your charge-off policies for each category of loans. Identify the triggers used to determine when a charge-off will be made. Quantify and discuss the extent to which you engage in partial charge-offs.

Response:

The Company’s charge-off policy states after all collection efforts have been exhausted and the loan is deemed to be a loss, it will be charged to the Company’s established allowance for loan losses. Consumer loans subject to the Uniform Retail Credit Classification are charged-off as follows (a) closed end loans are charged-off no later than 120 days after becoming delinquent, (b) consumer loans to borrowers who subsequently declare bankruptcy, where the Company is an unsecured creditor, are charged-off within 60 days of receipt of the notification from the bankruptcy court, (c) fraudulent loans are charged-off within 90 days of discovery and (d) death of a borrower will cause a charge-off to be incurred at such time an actual loss is determined. All other types of loans are generally evaluated for loss potential at the 90th day past due threshold, and any loss is recognized no later than the 120th day past due threshold; each loss is evaluated on its specific facts regarding the appropriate timing to recognize the loss.

The Company does not normally engage in partial charge-offs and has not incurred any in the six months ended June 30, 2010.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/William R. Talley, Jr.
William R. Talley, Jr.
Executive Vice President,
Chief Financial Officer and Chief Operating Officer

cc (by email):	Brittany Ebbertt (ebberttb@sec.gov)
Noel M. Gruber, Esquire, BuckleySandler LLP (ngruber@BuckleySandler.com)

Frederick County Bancorp, Inc.	Exhibit 1

Allocation of Allowance for Loan Losses	June 30,	% of	March 31,	% of	December 31,	% of	September 30,	% of	June 30,	% of	March 31,	% of
(dollars in thousands)	2010	Loans	2010	Loans	2009	Loans	2009	Loans	2009	Loans	2009	Loans
Real estate loans:
Construction and land development	$274	10%	$186	8%	$195	7%	$303	11%	$448	10%	$363	10%
Mortgage loans:
Secured by 1 to 4 family residential properties	474	18%	360	18%	354	17%	354	19%	481	19%	453	19%
Secured by multi-family (5 or more) residential properties	365	5%	255	6%	244	6%	287	6%	150	4%	148	4%
Secured by commercial properties	1,433	50%	1,608	50%	1,624	49%	1,548	46%	1,324	49%	1,185	49%
Secured by farm land	98	4%	80	4%	74	3%	69	4%	69	4%	67	3%
Total mortgage loans	2,370	77%	2,303	78%	2,296	75%	2,258	75%	2,024	76%	1,853	75%
Loans to farmers	1	0%	2	0%	—	0%	—	0%	1	0%	1	0%
Commercial and industrial loans	482	12%	521	13%	617	17%	627	13%	522	13%	584	14%
Loans to individuals for household, family and other personal expenditures	12	1%	15	1%	19	1%	22	1%	43	1%	37	1%
	3,139	100%	3,027	100%	3,127	100%	3,210	100%	3,038	100%	2,838	100%

Impaired and nonaccrual loans	Exhibit 2

	June 30,	March 31,	December 31,
	2010	2010	2009

Total impaired loans	$16,439	$13,179	$943

Impaired performing loans:
commercial real estate	$9,361	$6,025	$5,574
commercial and industrial	3,588	3,557	3,521
construction	2,396	2,492	2,387
residential mortgage	522	524	525
	$15,867	$12,598	$12,007

Impaired loans nonperforming (Nonaccrual):
commercial real estate	$471	$479	$840
commercial and industrial	—	—	—
construction	101	102	103
	$572	$581	$943

Impaired loans	Exhibit 3

	June 30,	December 31,
	2010	2009
Impaired loans with related allocation:
commercial real estate	$3,510	$3,853
commercial and industrial	247	239
construction	365	365
residential mortgage	522	525
	$4,644	$4,982
Specific allocation	$703	$600

Impaired loans with no allocation:
commercial real estate	$6,322	$2,561
commercial and industrial	3,341	3,282
construction	2,132	2,125
	$11,795	$7,968